SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Aerohive Networks, Inc.
(Name of Issuer)

Common stock, par value US$0.001 per share
(Title of Class of Securities)

007786106
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 14

CUSIP NO. 007786106	13 G	Page 2 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Venture Fund, L.P. (“NLVF I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

5,780,170 shares of common stock (the “shares”), except that Northern Light Partners, L.P. (the “DGP”), the general partner of NLVF I, and Northern Light Venture Capital, Ltd. (the “UGP”), the general partner of the DGP, may be deemed to have sole power to vote these shares, and Feng Deng (“Deng”), Yan Ke (“Ke”) and Jeffrey D. Lee (“Lee”), the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

5,780,170 shares, except that the DGP, the general partner of NLVF I, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,780,170
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.4%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 007786106	13 G	Page 3 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Strategic Fund, L.P. (“NLSF I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,269,453 shares, except that the DGP, the general partner of NLSF I, and the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER.

1,269,453 shares, except that the DGP, the general partner of NLSF I, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,269,453
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	2.3%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 007786106	13 G	Page 4 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Partners Fund, L.P. (“NLPF I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

634,724 shares, except that the DGP, the general partner of NLPF I, and the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER.

634,724 shares, except that the DGP, the general partner of NLPF I, and the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	634,724
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	1.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 007786106	13 G	Page 5 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Partners, L.P. (the “DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

7,684,347 shares, of which 5,780,170 shares are directly owned by NLVF I, 1,269,453 shares are directly owned by NLSF I, and 634,724 shares are directly owned by NLPF I. The DGP, the general partner of NLVF I, NLSF I and NLPF I, may be deemed to have sole power to vote these shares, except that the UGP, the general partner of the DGP, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

7,684,347 shares, of which 5,780,170 shares are directly owned by NLVF I, 1,269,453 shares are directly owned by NLSF I, and 634,724 shares are directly owned by NLPF I. The DGP, the general partner of each of NLVF I, NLSF I and NLPF I, may be deemed to have sole power to dispose of these shares, except that the UGP, the general partner of the DGP, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,684,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.8%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 007786106	13 G	Page 6 of 16

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Northern Light Venture Capital, Ltd. (the “UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

7,684,347 shares, of which 5,780,170 shares are directly owned by NLVF I, 1,269,453 shares are directly owned by NLSF I, and 634,724 shares are directly owned by NLPF I. The UGP is the general partner of the DGP, the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have sole power to vote these shares, except the DGP, the general partner of each of NLVF I, NLSF I and NLPF I, may be deemed to have sole power to vote these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

7,684,347 shares, of which 5,780,170 shares are directly owned by NLVF I, 1,269,453 shares are directly owned by NLSF I, and 634,724 shares are directly owned by NLPF I. The UGP is the general partner of the DGP, the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have sole power to dispose of such shares, except the DGP, the general partner of each of NLVF I, NLSF I and NLPF I, may be deemed to have sole power to dispose of these shares, and Deng, Ke and Lee, the directors of the UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,684,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.8%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 007786106	13 G	Page 7 of 16

1	NAME OF REPORTING PERSONS Feng Deng (“Deng”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 27,216 shares which are held by Deng’s estate planning vehicle, The D & H Family Trust dated December 7th, 2001.
	6

SHARED VOTING POWER

7,684,347 shares, of which 5,780,170 shares are directly owned by NLVF I, 1,269,453 shares are directly owned by NLSF I, and 634,724 shares are directly owned by NLPF I. Deng is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER. 27,216 shares which are held by Deng’s estate planning vehicle, The D & H Family Trust dated December 7th, 2001.
	8

SHARED DISPOSITIVE POWER.

7,684,347 shares, of which 5,780,170 shares are directly owned by NLVF I, 1,269,453 shares are directly owned by NLSF I, and 634,724 shares are directly owned by NLPF I. Deng is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,711,563
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.9%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 007786106	13 G	Page 8 of 16

1	NAME OF REPORTING PERSONS Yan Ke (“Ke”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 20,860 shares held by Ke, of which 8,178 shares are held by Ke’s estate planning vehicle, KL Trust 2002.
	6

SHARED VOTING POWER

7,684,347 shares, of which 5,780,170 shares are directly owned by NLVF I, 1,269,453 shares are directly owned by NLSF I, and 634,724 shares are directly owned by NLPF I. Ke is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER. 20,860 shares held by Ke, of which 8,178 shares are held by Ke’s estate planning vehicle, KL Trust 2002.
	8

SHARED DISPOSITIVE POWER.

7,684,347 shares, of which 5,780,170 shares are directly owned by NLVF I, 1,269,453 shares are directly owned by NLSF I, and 634,724 shares are directly owned by NLPF I. Ke is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,705,207
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.9%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 007786106	13 G	Page 9 of 16

1	NAME OF REPORTING PERSONS Jeffrey D. Lee (“Lee”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER. 139 shares held by Lee’s estate planning vehicle, Jeffrey David Lee and Hee Jin Lee Revocable Trust Dated July 3, 2012.
	6

SHARED VOTING POWER

7,684,347 shares, of which 5,780,170 shares are directly owned by NLVF I, 1,269,453 shares are directly owned by NLSF I, and 634,724 shares are directly owned by NLPF I. Lee is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER. 139 shares held by Lee’s estate planning vehicle, Jeffrey David Lee and Hee Jin Lee Revocable Trust Dated July 3, 2012.
	8

SHARED DISPOSITIVE POWER.

7,684,347 shares, of which 5,780,170 shares are directly owned by NLVF I, 1,269,453 shares are directly owned by NLSF I, and 634,724 shares are directly owned by NLPF I. Lee is a director of the UGP, the general partner of the DGP, which is the general partner of each of NLVF I, NLSF I and NLPF I, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,684,486
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.8%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 007786106	13 G	Page 10 of 16

This Amendment No. 2 amends and restates in its entirety the Schedule 13G previously filed by the Reporting Persons (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Aerohive Networks, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1011 McCarthy Boulevard
Milpitas, California 95035

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed by (i) Northern Light Venture Fund, L.P., a Cayman Islands exempted limited partnership (“NLVF I”); (ii) Northern Light Strategic Fund, L.P., a Cayman Islands exempted limited partnership (“NLSF I”); (iii) Northern Light Partners Fund, L.P., a Cayman Islands exempted limited partnership (“NLPF I”); (iv) Northern Light Partners, L.P., a Cayman Islands exempted limited partnership (the “DGP”); (v) Northern Light Venture Capital, Ltd., a Cayman Islands exempted company (the “UGP”); (vi) Feng Deng (“Deng”), a citizen of the United States, (vii) Yan Ke (“Ke”), a citizen of the United States, and (viii) Jeffrey D. Lee (“Lee”), a citizen of the United States. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

NLVF I, NLSF I and NLPF I are venture capital funds. The DGP is the general partner of each of NLVF I, NLSF I and NLPF I and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by NLVF I, NLSF I and NLPF I. The UGP is the general partner of the DGP and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by NLVF I, NLSF I and NLPF I. Deng, Ke and Lee are the directors of the UGP and may be deemed to have shared power to vote and shared power to dispose of the shares directly owned by NLVF I, NLSF I and NLPF I.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The principal business office of the Reporting Persons is:

Northern Light Venture Capital
Suite 1720, 17/F Hutchison House
10 Harcourt Road, Central
Hong Kong

ITEM 2(C)	CITIZENSHIP

NLVF I, NLSF I, NLPF I and the DGP are Cayman Islands exempted limited partnerships. The UGP is a Cayman Islands exempted company. Lee, Deng and Ke are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 007786106

ITEM 3.	Not Applicable

CUSIP NO. 007786106	13 G	Page 11 of 16

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of each of NLVF I, NLSF I, NLPF I and the DGP, and the memorandum and articles of association of the UGP, the general partner and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a general partner, limited partner or director.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP NO. 007786106	13 G	Page 12 of 16

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 007786106	13 G	Page 13 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

Northern Light Venture Capital, Ltd.	Feng Deng

Northern Light Partners, L.P.	Yan Ke
By: Northern Light Venture Capital, Ltd.,
Its General Partner

Northern Light Venture Fund, L.P.	Jeffrey D. Lee
By: Northern Light Partners, L.P., its General Partner
By: Northern Light Venture Capital, Ltd.,
Its General Partner

Northern Light Strategic Fund, L.P.
By: Northern Light Partners, L.P., its General Partner
By: Northern Light Venture Capital, Ltd.,
Its General Partner

Northern Light Partners Fund, L.P.
By: Northern Light Partners, L.P., its General Partner
By: Northern Light Venture Capital, Ltd.,
Its General Partner

By:	/s/ Jeffrey D. Lee	By:	/s/ Jeffrey D. Lee
	Jeffrey D. Lee, Director /Attorney-In-Fact for the above-listed entities		Jeffrey D. Lee, Director /Attorney-In-Fact for the above-listed individuals

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 007786106	13 G	Page 14 of 16

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

Exhibit B: Power of Attorney	16

CUSIP NO. 007786106	13 G	Page 15 of 16

exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Aerohive Networks, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 007786106	13 G	Page 16 of 16

exhibit B

POWER OF ATTORNEY

Jeffrey D. Lee has signed this Schedule 13G as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.